[STERNE, AGEE & LEACH, INC. LETTERHEAD]

December 12, 2013

VIA EDGAR

Mr. Justin Dobbie

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Re:	Radiant Logistics, Inc.
Registration Statement on Form S-1
(File No. 333-191974)

Dear Mr. Dobbie:

Acting on behalf of the several underwriters, we hereby join in the request of Radiant Logistics, Inc. that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on December 12, 2013, or as soon thereafter as practicable.

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we, acting on behalf of the several underwriters, wish to advise you that, between December 9, 2013 and December 12, 2013, we distributed approximately 735 copies of the Preliminary Prospectus dated December 9, 2013, of which approximately 120 copies were distributed to other underwriters. The majority of these copies were distributed to investors, including individuals and institutions. Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters.

We confirm that we are aware of our obligations under the Securities Act of 1933, as amended, and that we have and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with respect to the distribution of Prospectuses. We have been informed by the other underwriters and dealers participating in the distribution of this offering that such persons have and will comply with Rule 15c2-8 with respect to the distribution of Prospectuses.

Signature Page Follows

Very Truly Yours,

By: STERNE, AGEE & LEACH, INC. acting on behalf of the several underwriters

By:	/S/ Julian Bynum
Name:	Julian Bynum
Title:	Head of Debt Capital Markets Managing Director

[Signature Page to Acceleration Request]